Exhibit 99.1

News Release

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia Chief Financial Officer Tel: +1 201-689-6340 cfo@radvision.com	Robert Romano VP Global Marketing Tel: +1 512-328-4617 rromano@radvision.com	June Filingeri Comm-Partners LLC Tel: +1 203-972-0186 junefil@optonline.net

RADVISION SIGNS DEFINITIVE MERGER AGREEMENT WITH AVAYA

- Two Industry Leaders to Join Forces to Advance B2B and B2C Unified Communications -
- RADVISION Shareholders to Receive $11.85 per Share in All Cash Transaction -

TEL AVIV, Israel, March 15, 2012 – RADVISION® (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, announced today that it has entered into a definitive merger agreement with Avaya, a global provider of business communications and collaboration systems and services.  Pursuant to the merger agreement, Avaya will acquire RADVISION for cash of $11.85 per share and RADVISION will become a wholly-owned subsidiary of Avaya. The transaction is valued at approximately $230 million. The cash per share represents a premium of approximately 57% over the Company's average closing share price during the 90 trading days ended March 14, 2012.  The payment will be made to RADVISION shareholders at the time of the closing, without interest and less applicable withholding tax.

Timing and Conditions;
The transaction, which has been approved by the Board of Directors of both companies, is subject to the approval of RADVISION shareholders, and customary closing conditions. In the upcoming days, RADVISION will call an Extraordinary General Meeting of Shareholders to vote on the merger. The transaction requires the affirmative vote of the holders of a majority of the ordinary shares present (in person or by proxy) at the meeting and voting on such matter (not including abstentions and broker non-votes). The Board of Directors of RADVISION has recommended that RADVISION shareholders vote in favor of the transaction.

There is no financing condition to the obligations of Avaya to consummate the transaction and it is currently anticipated that the transaction will be consummated within 90 days.  Upon the closing of the transaction, RADVISION shares would no longer be traded on NASDAQ or the TASE. Holders of an aggregate of approximately 34% of RADVISION's outstanding shares have entered into voting agreements with Avaya under which they have agreed to vote their shares in favor of the transaction.

Boaz Raviv, RADVISION chief executive officer, commented: “For the past 20 years, the expertise, innovation and commitment of our team has established RADVISION as a major leader in the development of videoconferencing technology and solutions.  This strategic merger will now combine two industry leaders with a shared passion and vision for creating the most advanced, fully interoperable, high performance/value and easiest-to-use unified communications solutions for a mobile and distributed workforce available to enterprises and service providers today. Joining forces with Avaya will deepen our resources, extend the scope of our channel relationships and make us a formidable competitor in the unified communications marketplace.  We are convinced that this is the best way to fully unleash the power of our technology and the talents of our employees while providing substantial value to our shareholders.”

“The opportunity for personal workspace is now, and customers demand a rich, collaborative user experience that is interoperable and easy to use,” said Kevin Kennedy, president and CEO, Avaya. “In addition, we believe this transaction will leverage a highly-skilled, incredibly talented and experienced workforce ready to deliver video to enterprise customers. With this acquisition we will seek to extend videoconferencing to any device, anytime, anywhere, making it as easy as a phone call, seizing the opportunity to deliver a fully-integrated solution and architecture that we believe sets us apart from the competition.”

The RADVISION portfolio provides a full range of video conferencing products, technologies and expertise, serving enterprises, small business, and service providers. It includes standards-based applications, open infrastructure and endpoints for ad-hoc and scheduled video conferencing for room-based systems, desktop, and mobile/consumer devices. The integrated Avaya and RADVISION portfolios will extend intra-company business-to-business (B2B) and business-to-customer (B2C) video communications that support the bring-your-own-device (BYOD).

Combined with Avaya’s open Avaya Aura® architecture, RADVISION’s SCOPIA portfolio and expertise will bridge existing H.323 communications networks and SIP-based environments, delivering scalability that is intuitive and easy-to-operate.

Advisors
Jefferies & Company, Inc. served as RADVISION's exclusive financial advisor, and Goldfarb Seligman & Co. and Carter Ledyard & Milburn LLP served as RADVISION's legal counsels. Sidley Austin LLP and Meitar Liquornik Geva & Leshem Brandwein served as Avaya's legal counsels.

Investor Conference Call/Webcast
RADVISION will hold a conference call for its investors and sell-side analysts to discuss this transaction, today, Thursday, March 15, at 10 a.m. (Eastern). To access the conference call, please dial 1-800-619-7571 (International dialers may call +1-210-839-8500).  The passcode “RADVISION” will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website at http://www.radvision.com/Corporate/Investors/announcement/.  A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on March 22nd. To access the replay, please dial 1-800-839-2810 (International dialers may call +1-402-998-1711).

About Avaya
Avaya is a global provider of business collaboration and communications solutions, providing unified communications, contact centers, data solutions and related services to companies of all sizes around the world. For more information please visit www.avaya.com.

About RADVISION
Founded in 1992, RADVISION (Nasdaq: RVSN) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, Google+, LinkedIn, Twitter, and YouTube.

Additional Important Information and Where to Find It
In connection with the proposed transaction, RADVISION will prepare a proxy statement to be delivered to its shareholders. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING WITH RESPECT TO THE MAIN TERMS OF THE PROPOSED MERGER. The proxy statement and other documents may be obtained for free from the Company’s Web site at www.radvision.com or by directing such request to the RADVISION  Legal Administrator at +972 3 767-9397 or celiag@radvision.com.

Forward-Looking Statements
Certain statements in this press release, including but not limited to those relating to the proposed merger transaction, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of RADVISION to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the merger transaction will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger transaction; the inability to obtain, or meet specific conditions imposed for applicable regulatory approvals relating to the merger transaction; the failure of either party to meet the closing conditions set forth in the merger agreement; risks that the proposed merger transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the distraction of management and RADVISION resulting from the proposed transaction; and the other risk factors discussed from time to time by RADVISION in reports filed or furnished with the Securities and Exchange Commission (“SEC”).

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward looking statements are specified in RADVISION’s filings with the SEC, including RADVISION’s Annual Report on Form 20-F for the year ended December 31, 2010, under headings such as “Risk Factors” and “Operating and Financial Review and Prospects.” RADVISION undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.